July 28, 2014

right_shadow.jpg

The Davlin Philanthropic Fund

The Royce Challenge

Hello {FIRST_NAME|Fellow Fundraiser},

Would a $5,000 grant help you advance your mission?

If so, I would like to invite you to participate in the recently released second round of funding grants from the Royce Challenge, distributed in association with the Davlin Philanthropic Fund.

My name is Bill Davlin and I am Founder and President of the Davlin Philanthropic Fund. Building on the success of the first round of Royce Challenge funding grants, we are now expanding grants to twenty new charities over the next few months.

The Royce Challenge is sponsored by renowned investor and philanthropist Charles M. Royce, Founder and President of the Royce Funds and the Royce Family Fund.

"The Davlin Philanthropic Fund is effective because people don't have to make a choice between saving for retirement and giving to charity. With the Davlin Philanthropic Fund, the more you invest for the future, the more you donate. It's a win-win approach." said Mr. Royce, who was an early investor in the Fund.

To qualify for and receive a $5,000 grant from Mr. Royce, your organization must be one of the first twenty charities to:

have a minimum of three members of your organization's management team, and/or board members invest in our Fund, and;

schedule a meeting between our Fund and the administrator(s) of your charity's retirement plan, so that we can provide your administrator(s) with an overview of our investment approach.

Our goal is to foster new investments in the Fund and to drive increased, sustainable, charitable giving to your organization.

Charities who received grants from our first Challenge round include: National Marine Life Center, Earthwatch Institute, Parmenter Community Health, and Boston Harbor Island Alliance.

For a detailed Q & A, please go to:

http://DavlinFunds.org/RoyceChallenge.html

To download a Royce Challenge application, please go to:

http://DavlinFunds.org/RoyceChallengeApplication.pdf

Should you have questions, don't hesitate to call us directly at: (434) 406-0656 or email us at RoyceChallenge@DavlinFunds.org.

We look forward to working with you to advance your mission, sustainable giving, and philanthropy.

Thank you for considering my invitation.

Best regards,

Bill Signature

William E.B. Davlin

President

Davlin Philanthropic Fund

Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated June 24, 2014, was 1.55%.